UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
Justin L. Jackson, Esq. McAfee & Taft A Professional Corporation Tenth Floor, Two Leadership Square 211 North Robinson Oklahoma City, Oklahoma 73102 (405) 235-9621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

CUSIP No. 80007P 307

1.	Names of Reporting Persons: Tom L. Ward I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	13,521,128
	8.	Shared Voting Power	31,200
	9.	Sole Dispositive Power	13,521,128
	10.	Shared Dispositive Power	31,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,552,328
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row 11: 2.7%
14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 8 (this "Eighth Amendment") to Schedule 13D is filed by Tom L. Ward (the "Reporting Person") with respect to the Reporting Person's beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer").  This Eighth Amendment amends the initial statement on Schedule 13D filed by the Reporting Person on November 19, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on March 14, 2008, Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 17, 2008, Amendment No. 3 to Schedule 13D filed by the Reporting Person on August 7, 2008, Amendment No. 4 to Schedule 13D filed by the Reporting Person on January 7, 2009, Amendment No. 5 to Schedule 13D filed by the Reporting Person on May 7, 2009, Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 8, 2009, and Amendment No. 7 to Schedule 13D filed by the Reporting Person on October 18, 2010 (collectively, the "Prior 13D").  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Eighth Amendment.

Item 2.	Identity and Background

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Eighth Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Eighth Amendment.

Item 4.	Purpose of Transaction

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Eighth Amendment.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Eighth Amendment, the Reporting Person is the beneficial owner of 13,552,328 shares of Common Stock, which constitutes approximately 2.7% of the outstanding shares of Common Stock.  The beneficial ownership percentage of the Reporting Person is calculated based on 493,071,763 shares of Common Stock outstanding as of April 30, 2013, based on information included in the Issuer's Quarterly Report on Form 10-Q filed on May 8, 2013.

(b)           As of the date of this Eighth Amendment, the Reporting Person has sole voting and dispositive power with respect to 13,521,128 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding 31,200 shares of Common Stock held by Bloomer Family Partners, for which the Reporting Person shares voting and dispositive power with Ronnie D. Ward, the Reporting Person's brother, as a co-general partner.

(c)           On June, 27, 2013, the Reporting Person sold 2,998,451 shares of Common Stock at a price of $4.77 per share and, on July 12, 2013, the Reporting Person sold 7,000,000 shares of Common Stock at a price of $4.73 per share, in open market transactions.

(e)           Reporting Person ceased being a beneficial owner of more than five percent of the outstanding Common Stock of the Issuer on July 12, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Eighth Amendment.

Item 7.	Material to Be Filed as Exhibits

The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Eighth Amendment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 22, 2013	TOM L. WARD
Tom L. Ward

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